MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of August 13, 2024, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2024, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements including International Accounting Standard 34 - Interim Financial Reporting. Readers are encouraged to consult the Company's audited annual consolidated financial statements for the year ended December 31, 2023, and the corresponding notes to the financial statements, and the related annual MD&A.

Additional information relevant to the Company is available for viewing on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

COMPANY OVERVIEW

Metalla is a precious and base metals royalty and streaming company that is focused on acquiring gold, silver, and copper metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPI"), Gross Proceeds ("GP") royalties, Gross Overriding Return ("GOR") royalties, Price Participation ("PP") royalties, Net Proceeds ("NP") royalties, and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

COMPANY HIGHLIGHTS

Below are some of the key Company highlights for the six months ended June 30, 2024, and subsequent period.

  On July 15, 2024, Metalla published its inaugural Asset Handbook outlining the Company’s gold, silver, and copper royalties and streams. The Asset Handbook is available on the Company’s website;
  On July 24, 2024, the Company announced the appointment of Jason Cho as President of the Company. Concurrent with his appointment, Mr. Cho made a C$1.0 million equity investment into the Company, for the acquisition of 250,000 Common Shares at C$4.00 per Common Share by way of private placement (the "Placement"). The Placement closed on August 9, 2024;
  On July 10, 2024, the Company reported that G Mining Ventures Corp ("G Mining") announced the first gold pour at the Tocantinzinho gold project in the State of Pará, Brazil, where Metalla holds a 0.75% GVR royalty;
  For the three months ended June 30, 2024, the Company received or accrued payments on 401 (three months ended June 30, 2023 - 856) attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $2,332 (three months ended June 30, 2023 - $1,945) and an average cash cost of $17 (three months ended June 30, 2023 - $8) per attributable GEO (see Non-IFRS Financial Measures). For the six months ended June 30, 2024, the Company received or accrued payments on 1,025 (six months ended June 30, 2023 - 1,783) attributable GEOs at an average realized price of $2,173 (six months ended June 30, 2023 - $1,888) and an average cash cost of $12 (six months ended June 30, 2023 - $7) per attributable GEO (see Non-IFRS Financial Measures);
  For the three months ended June 30, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.9 million (three months ended June 30, 2023 - $1.0 million), net loss of $1.5 million (three months ended June 30, 2023 - $0.5 million), and Adjusted EBITDA of $0.2 million (three months ended June 30, 2023 - negative $0.2 million) (see Non-IFRS Financial Measures). For the six months ended June 30, 2024, the Company recognized revenue from royalty and stream interests, including fixed royalty payments, of $2.1 million (six months ended June 30, 2023 - $1.9 million), net loss of $3.2 million (six months ended June 30, 2023 - $1.8 million), and Adjusted EBITDA of $0.2 million (six months ended June 30, 2023 - $0.4 million) (see Non-IFRS Financial Measures);
  For the three months ended June 30, 2024, the Company generated operating cash margin of $2,315 (three months ended June 30, 2023 - $1,937) per attributable GEO, and for the six months ended June 30, 2024, the Company generated operating cash margin of $2,161 (six months ended June 30, 2023 - $1,881) per attributable GEO from the Wharf, El Realito, Aranzazu, La Encantada, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), and other royalty interests (see Non-IFRS Financial Measures);
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)
  On February 20, 2024, Beedie Investments Ltd. ("Beedie") elected to convert C$1.5 million of the Accrued Interest Amount (as defined below) into Common Shares at a conversion price of C$3.49 per Common Share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024;
  On June 28, 2024, the Company filed a new final short form base shelf prospectus and a corresponding registration statement on Form F-10 that replaced the base shelf prospectus and Form F-10 registration statement previously filed by the Company in 2022; and
  Effective August 8, 2024, the Company adopted a minimum share ownership policy applicable to directors and officers of the Company in order to further align the financial interest of Metalla's leadership with the Company's shareholders.  The policy requires, subject to various provisions, that: (i) the CEO own Common Shares with a fair market value equal to five times his annual base salary; (ii) the CFO and other officers own Common Shares with a fair market value equal to two times their annual base salary; and (iii) non-executive directors own Common Shares with a fair market value equal to two times their annual cash retainer. Directors and officers will have three years to ensure they are in compliance with the newly adopted policy.

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 102 royalties, streams, and other interests. Five of the royalties and streams are in the production stage, forty-two are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) A$: Australian Dollar.

(4) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in production from the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
El Realito	Agnico Eagle Mines	Sonora, Mexico	Au, Ag	2.0% NSR(1)
La Encantada	First Majestic Silver	Coahuila, Mexico	Au	100% GVR(2)
Aranzazu	Aura Minerals Inc.	Mexico	Cu-Au-Ag	1.0% NSR

(1) Subject to partial buy-back and/or exemption.

(2) 100% gross value royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended June 30, 2024, and subsequent period to certain production stage assets, based on information publicly filed by the applicable project owner:

La Encantada

On July 18, 2024, First Majestic Silver Corp. ("First Majestic") announced production of 46 oz of gold from La Encantada in the second quarter of 2024. Since successfully identifying a water source in the first quarter, First Majestic announced ore processing throughput has increased for the quarter and expects plant ore throughput rates to return to the historical levels of 3,000 tpd in the third quarter of 2024. First Majestic also stated that the 2024 exploration program had commenced during the second quarter after securing the new water source with one surface rig completing 607 meters of drilling on the property.

Metalla accrued 16 GEOs from La Encantada for the second quarter of 2024.

Metalla holds a 100% GVR royalty on gold produced at the La Encantada mine limited to 1.0 Koz annually.

El Realito

On July 31, 2024, Agnico Eagle Mines Ltd. ("Agnico") reported that gold production from La India totaled 6.1 Koz for the second quarter of 2024. Agnico stated that production is expected to come from residual leaching of the heap leach pads and is expected to continue through year-end 2024.

Metalla accrued 60 GEOs from El Realito for the second quarter of 2024.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Wharf

On August 7, 2024, Coeur Mining Inc. ("Coeur") reported 2024 second quarter production of 22.0 Koz gold and continues to reiterate the full year guidance for 2024 at Wharf of 86 - 96 Koz gold. Coeur noted that recently completed studies at two areas within existing and historical mining zones at Wharf have identified opportunities to meaningfully extend mine life. Supplemental funding has been approved for a two-phase drill program in 2024 and 2025 to test the two targets, Juno and North Foley.

Metalla accrued 101 GEOs from Wharf for the second quarter of 2024.

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Aranzazu

On July 9, 2024, Aura Minerals Inc. ("Aura") announced the second quarter 2024 production at Aranzazu totaled 24,692 GEOs (as defined by Aranzazu), while continuing to reiterate 2024 guidance for Aranzazu, which it had disclosed on February 20, 2024, of 94-108 Koz GEOs (as defined by Aranzazu).

Metalla accrued 197 GEOs from Aranzazu for the second quarter of 2024.

Metalla holds a 1.0% NSR royalty on the Aranzazu mine.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Development Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest from the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle Mines	Val d’Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Big Springs	Warriedar Resources	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	BHP	Maranhao, Brazil	Au	1.0%-2.0% NSR(6)
Copper World Complex	Hudbay Minerals Inc.	USA	Cu-Mo-Ag	0.315% NSR(3)
COSE(11)	Patagonia Gold	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Côté and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Toro	First Majestic Silver	Zacatecas, Mexico	Ag, Au	2.0% NSR
Dumont	Waterton	Canada	Ni-Co	2.0% NSR(1)
Endeavor(11)	Polymetals Resources	NSW, Australia	Zn, Pb, Ag	4.0% NSR
Esperanza	Zacatecas Silver	Morelos, Mexico	Ag	20% Ag Stream(5)
Fifteen Mile Stream (“FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Agnico Eagle Mines	Victoria, Australia	Au	2.5% GVR
Garrison	STLLR Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont Corporation	Timmins, Ontario	Au	2.0% NSR(1)
Joaquin(11)	Pan American Silver	Santa Cruz, Argentina	Au, Ag	2.0% NSR
Josemaria	Lundin Mining	Argentina	Cu-Au-Ag	0.08% NPI(3)(4)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(7)
La Guitarra	Sierra Madre Gold	Mexico State, Mexico	Ag	2.0% NSR(1)
La Joya	Silver Dollar	Durango, Mexico	Ag, Cu, Au	2.0% NSR
La Parrilla	Silver Storm Mining	Durango, Mexico	Au, Ag	2.0% NSR
Lama	Barrick Gold Corp	San Juan, Argentina	Au	2.5% GPR(8)
Lama	Barrick Gold Corp	San Juan, Argentina	Cu	0.25% NSR(9)
Lac Pelletier	Maritime Resources	Noranda, Quebec	Au	1.0% NSR
North AK	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Atacama, Chile	Au, Cu	2.0% NSR
Plomosas	GR Silver	Sinaloa, Mexico	Ag	2.0% NSR(1)
Saddle North	Newmont Corporation	Canada	Cu-Au-Ag	0.25% NSR(3)
San Luis	Highlander Silver	Peru	Au, Ag	1.0% NSR
San Martin	First Majestic Silver	Jalisco, Mexico	Ag, Au	2.0% NSR
Santa Gertrudis	Agnico Eagle Mines	Sonora, Mexico	Au	2.0% NSR(1)
Taca Taca	First Quantum	Argentina	Cu-Au-Mo	0.42% NSR(1)
Timmins West Extension	Pan American Silver	Timmins, Ontario	Au	1.5% NSR(1)
Tocantinzinho	G Mining Ventures	Para, Brazil	Au	0.75% GVR
Twin Metals	Antofagasta PLC	USA	Cu-Ni	2.4% NSR
Vizcachitas	Los Andes Copper	Chile	Cu-Mo	0.98%; 0.49% NSR(10)
Wasamac	Agnico Eagle Mines	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
West Wall	Anglo/Glencore	Chile	Cu-Au-Mo	1.0% NPR
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption.

(2) Subject to fixed royalty payments.

(3) Subject to a right of first refusal to acquire an additional portion of the royalty.

(4) Subject to closing conditions.

(5) Subject to cap on payments.

(6) 1.0% NSR royalty on the first 500 Koz, 2.0% NSR royalty on next 1Moz, and 1.0% NSR royalty thereafter.

(7) 2.5% NSR royalty capped at $4.5 million, 1.0% NSR royalty uncapped.

(8) 2.5% GP royalty on first 5Moz gold, 3.75 GVR royalty thereafter.

(9) 0.25% NSR royalty on all metals except gold and silver, escalates to 3.0% based on cumulative net smelter returns from the royalty area.

(10) 0.98% NSR royalty on open pit operations and 0.49% NSR royalty on underground operations.

(11) The mine was previously classified as production, however it was placed on care and maintenance, as such the Company has reclassified it to development stage properties.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended June 30, 2024, and subsequent period to certain development stage assets, based on information publicly filed by the applicable project owner:

Endeavor

On August 5, 2024, Polymetals Resources Ltd. (“Polymetals”) announced by news release an improved 10-year Endeavor mine plan that increased proved and probable mineral reserves (as such terms are used and defined by the JORC code) by 45% from an estimate announced by them in October 2023, and that first production is expected in H1-2025. Polymetals also disclosed it has commenced refurbishment works related to underground infrastructure and plans to ramp up refurbishment activities upon finalization of project financing.

Figure 1: Endeavor Forecasted Revenue, OPEX and Capex (Source: Polymetals press release dated August 5, 2024)

Metalla holds a 4.0% NSR royalty on lead, zinc and silver produced from Endeavor.

Tocantinzinho

On July 9, 2024, G Mining announced the first gold pour at Tocantinzinho. G Mining stated that it expects to achieve commercial production and ramp up to nameplate capacity of 4.7 Mtpa in the second half of 2024. In addition, G Mining stated that at the end of June, approximately 2.6 Mt of ore, containing 78 Koz gold was stockpiled, ahead of the processing plant ramp up.

Metalla holds a 0.75% GVR royalty on Tocantinzinho.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

La Guitarra

On July 30, 2024, Sierra Madre Gold & Silver Ltd. ("Sierra Madre") announced the first shipments of silver and gold concentrates from La Guitarra. Sierra Madre shipped 90.68 dry metric tonnes of concentrate at 3000 g/t silver and 30 g/t gold with another ~90 dry tonnes of concentrate to be shipped soon after. Sierra Madre plans to continue to increase production with a goal of reaching 500 tpd of throughput for approximately 350 dry tonnes of concentrate per month by year-end.

Metalla holds a 2.0% NSR Royalty on La Guitarra, subject to a 1.0% buyback for $2.0 million.

Côté-Gosselin

On August 8, 2024, IAMGOLD Corporation ("IAMGOLD") reported that approximately 11,600 meters and 22,900 meters of drilling were completed in the three and six months ended June 30, 2024, respectively, testing different areas of the Gosselin deposit extensions and to test the gap between the Gosselin West Breccia body and the Côté Breccia at depth. IAMGOLD also stated that the 2024 Côté gold production is expected to be at the lower end of guidance of 220 Koz - 290 Koz.

On August 2, 2024, IAMGOLD announced commercial production at the Côté Gold Mine after achieving a minimum of 30 consecutive days of operating during which the mill operated at an average of 60% of nameplate throughput of 36,000 tpd.

Metalla holds a 1.35% NSR royalty that covers less than 10% of the Côté Reserves and Resources estimate and covers all of the Gosselin Resource estimate.

Taca Taca

On July 23, 2024, First Quantum Minerals Ltd. ("First Quantum") stated in their Q2 2024 MD&A that the Environmental and Social Impact Assessment ("ESIA") for the Taca Taca project continues to be reviewed by the Salta Province Secretariat of Mining and First Quantum remains optimistic it will be approved in 2024. Additionally, First Quantum continued progressing the technical aspects of the 345-kilovolt power line required for the ESIA. During the quarter, First Quantum continued progressing local community informative meetings and Phase IV of the bore field industrial water supply program aimed at examining potential deeper sources of water for the mine.

First Quantum also noted the Argentinian President, Javier Milei, has pushed a new bill to congress offering special incentives for large investments in certain sectors including mining. The bill was enacted into law by the executive branch of the Argentinian government on July 8, 2024.

Metalla holds a 0.42% NSR royalty on Taca Taca subject to a buyback based on the amount of Proven Reserves in a feasibility study multiplied by the prevailing market prices of all applicable commodities.

Amalgamated Kirkland and North AK

On July 31, 2024, Agnico announced production for the Near Surface deposit continued in the second quarter of 2024, with volume of ore mined and milled exceeding planned targets. On April 25, 2024, Agnico announced the development for the AK deposit is on track for initial production in the fourth quarter of 2024. Infill drilling at the AK deposit intersected a highlight intercept of 11.8 g/t gold over 5.0 meters in the eastern shallow portion of the AK deposit.

On February 15, 2024, Agnico announced that production from the Near Surface deposits is planned to be processed at the Macassa mill in the first half of 2024 and at the La Ronde Zone 5 mill in the second half of 2024. Production from the AK deposit, which is expected to begin in the second half of 2024 is planned to be processed at the La Ronde facility. Production from the two deposits is forecast by Agnico to be ~19 Koz in 2024 and between 35 - 50 Koz gold from 2025 to 2028 and Agnico believes that the AK area remains prospective for future mineral resource growth. Additionally, Agnico reported an updated Mineral Reserve estimates of 160 Koz of Probable Reserves at 6.69 g/t gold and updated Mineral Resource estimates of 37 Koz of Indicated Resources at 6.95 g/t gold, and 52 Koz of Inferred Resources at 5.69 g/t gold.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Metalla holds a 0.45% NSR royalty on the Amalgamated Kirkland and North AK properties.

Wasamac

On April 25, 2024, Agnico reported that stakeholder engagement initiatives continue to advance, while assessing the optimal mining rate and processing options for Wasamac. On February 15, 2024, Agnico reported the results of the 2023 infill and conversion drilling completed at Wasamac with highlight intercepts of 4.9 g/t gold over 13.4 meters, 2.8 g/t gold over 18.8 meters and 4.4 g/t gold over 3.9 meters in the main zone. At the Wildcat zone, significant highlights include 3.6 g/t gold over 20.6 meters and 5.6 g/t golds over 4.1 meters. Agnico plans to spend $2.8 million for 16,700 meters of drilling at Wasamac in 2024 and continues to assess various scenarios to define the optimal mining rate and milling strategy for Wasamac.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buyback of 0.5% for C$7.5 million.

Castle Mountain

On August 7, 2024, Equinox Gold Corp. ("Equinox") reported in their Q2 2024 MD&A that a surface exploration program of geological mapping and channel sampling at Castle Mountain is expected to commence in Q3 2024, with the primary goal to sample previously identified mineralization exposed on surface such that data can be used in future mineral resource estimation. Equinox also reported that the mine permitting amendment plan was submitted to the lead county and BLM agencies which reviewed the plan for completeness in early 2023. Equinox received the BLM determination that the plan was complete in Q1 2024 and expects to receive the notice of intent in H2 2024, upon which the formal permitting process will begin. Work on the preliminary draft Environmental Impact Statement will occur throughout 2024 and 2025 upon creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain.

Metalla holds a 5.0% NSR royalty on the South Domes area of the Castle Mountain mine.

Akasaba West

On April 25, 2024, Agnico announced Akasaba West achieved commercial production on February 1, 2024. Akasaba West is expected to provide flexibility at the Goldex complex, contributing 1,750 tpd grading 0.84 g/t gold and 0.48% copper. On February 15, 2024, Agnico announced that Akasaba West is expected to contribute approximately 12 Koz of gold and 2.3 Kt of copper per year.

Metalla holds a 2.0% NSR royalty on the Akasaba West project subject to a 210 Koz gold exemption.

La Parrilla

On June 24, 2024, Silver Storm Mining Ltd. ("Silver Storm") released highlighted intercepts from drilling at La Parrilla of 504 g/t AgEq over 5.14 meters and 367 g/t AgEq over 2.63 meters in San Marcos South. At San Marcos North, Silver Storm released highlight intercepts of 405 g/t AgEq over 1 meter and 191 g/t AgEq over 3.25 meters.

In a corporate presentation dated June 2024, Silver Storm also laid out its plan to release a technical study and mine plan in Q4 2024 to support future restart of mining and processing with a target of Q3 2025.

Metalla holds a 2.0% NSR royalty on La Parrilla.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

San Luis

On July 29, 2024, Highlander Silver Corp. reported the start of field activities at San Luis, including geological mapping and sampling.

Metalla holds a 1.0% NSR royalty on San Luis.

Fifteen Mile Stream

On April 24, 2024, St. Barbara Limited ("St. Barbara") reported that significant progress was made in updating the environmental and social impact studies for Fifteen Mile Stream, with community consultations progressing. On October 10, 2023, St. Barbara reported results of an updated Pre-Feasibility Study ("PFS") for Fifteen Mile Stream. The PFS proposes an eleven-year mine life producing an average of 55-60 Koz per annum at a cash cost of $992/oz. St. Barbara has stated that development could begin as early as 2026.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream project, and 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a royalty or stream interest in a large portfolio of properties that are in the exploration stage including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Bancroft	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Explorers	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Not Applicable	Nevada, USA	Au	1.0% NSR
Camflo Mine	Agnico Eagle Mines	Val d’Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR(3)
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Copper King	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Agnico Eagle Mines	Cochrane, Ontario	Au	2.0% NSR
Dundonald	Class 1 Nickel	Canada	Ni	1.25% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Elephant Head	Canadian Gold Miner	Canada	Au	1.0% NSR(2)
Fenn Gibb South	Mayfair Gold	Timmins, Ontario	Au	1.4% NSR
Fortuity 89	Not Applicable	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Warriedar Resources	Nevada, USA	Au	2.0% NSR(3)
Goodfish Kirana	Kirkland Gold Discoveries	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Orla Mining	Nevada, USA	Au	2.0% NSR
Homathko	Transition Metals Corp.	Canada	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp.	Nevada, USA	Au	1.5% NSR(2)(3)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR(3)
Janice Lake	Forum Energy	Canada	Cu-Ag	1.0% NSR(2)
Jersey Valley	Not Applicable	Nevada, USA	Au	2.0% NSR
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Agnico Eagle Mines	Kirkland Lake, Ontario	Au	2.0% NSR
La Luz	First Majestic	San Luis Potosi, Mexico	Ag	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambos	Pucara Res.	Peru	Au	1.0% NSR
Maude Lake	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Mirado Mine	Orecap Invest Corp.	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Northshore West	Newpath Resources Inc	Thunderbay, Ontario	Au	2.0% NSR
Nub East	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
NWT	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(4)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR
Pinnacle	Pacific Empire Minerals	Canada	Cu-Au	1.0% NSR
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Not Applicable	Chile	Au	1.5% NSR
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Ronda	PTX Metals	Shining Tree, Ontario	Au	2.0% NSR(2)
Saturday Night	Transition Metals Corp.	Canada	Ni-Cu-PGM	1.0% NSR
Sirola Grenfell	Record Gold Corp.	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon’s Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Mountain	Thunder Gold Corp.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR
West Matachewan	Laurion/Canadian Gold	Canada	Au	1.0% NSR(2)
Wollaston	Transition Metals Corp	Canada	Cu-Ag	1.0% NSR

(1) Option to acquire the underlying and/or additional royalty.

(2) Subject to partial buy-back and/or exemption.

(3) Subject to fixed royalty payments.

(4) Subject to closing conditions.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Below are updates during the three months ended June 30, 2024, and subsequent period to certain exploration assets, based on information publicly filed by the applicable project owner:

Montclerg

On May 29, 2024, GFG Resources Inc. reported that it is currently advancing the geological model at the Montclerg deposit to identify areas for resource expansion and additional stand-along targets.  The Lower Footwall zone has shown strong down-dip continuity with the most recent and deepest drillhole intercepts grading 4.79 g/t Au over 12.8 meters and 10.05 g/t Au over 4.3 meters.

Metalla holds a 1.0% NSR royalty on the Montclerg property.

Detour DNA

On June 19, 2024, Agnico reported the results of a technical study reflecting the potential for a concurrent underground operation yielding 300 Koz gold per year at Detour Lake.

Metalla holds a 2.0% NSR royalty on the Detour DNA property which is approximately 7 km west of the Detour West reserve pit margin.

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets:

	Three months ended		Six months ended
	June 30,		June 30,
Attributable GEOs(1) during the period from:	2024	2023	2024	2023
Wharf	101	159	274	511
El Realito	60	233	237	401
La Encantada	16	55	64	81
Aranzazu	197	-	397	-
NLGM(3)	27	32	53	60
Higginsville(2)	-	377	-	730
Total attributable GEOs(1)	401	856	1,025	1,783

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

(2) In prior periods the Higginsville PP royalty was accounted for as a derivative royalty asset, as such any payments received under this royalty were treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company was paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 of the Company's consolidated financial statements for the year ended December 31, 2023. The Higginsville participation royalty reached the full 34,000 gold ounces threshold in the fourth quarter of 2023 and is no longer payable to Metalla.

(3) Adjusted for the Company's proportionate share of NLGM held by Silverback.

OUTLOOK

Primary sources of cash flows from royalties and streams for 2024 are expected to be Wharf, Aranzazu, El Realito, NLGM, Tocantinzinho, Amalgamated Kirkland, and La Encantada. In 2024, the Company expects 2,500 to 3,500 attributable GEOs (1).

(1) For the methodology used to calculate attributable GEOs, see Non-IFRS Financial Measures.

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to June 30, 2024:

		Three months ended
	June 30,	March 31,	December 31,	September 30,
	2024	2024	2023	2023
Revenue from royalty and stream interests	$875	$1,255	$1,296	$1,359
Net loss	1,491	1,732	1,867	2,127
Loss per share - basic and diluted	0.02	0.02	0.03	0.04
Weighted average shares outstanding - basic	91,486,913	91,028,583	65,271,084	52,839,197

		Three months ended
	June 30,	March 31,	December 31,	September 30,
	2023	2023	2022	2022
Revenue from royalty and stream interests	$959	$981	$628	$656
Net loss	487	1,356	4,788	2,538
Loss per share - basic and diluted	0.01	0.03	0.11	0.06
Weighted average shares outstanding - basic	52,224,188	50,514,392	45,500,634	44,828,356

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended June 30, 2024, revenue decreased due to lower amounts compared to prior periods from Wharf and El Realito, the net loss decreased due to lower general and administrative expenses, and higher mark-to-market gains on loan liabilities compared to the prior period, offset partially by lower gross profit compared to the prior period.
  For the three months ended March 31, 2024, and December 31, 2023, revenue and net loss remained roughly consistent with the prior period as the primary sources of revenue remained unchanged.
  For the three months ended September 30, 2023, revenue increased compared to the prior period due to higher GEOs delivered from El Realito and La Encantada. Net loss was higher than the previous period as the prior quarter had a gain on sale of mineral claims, offset by higher revenue in the current period.
  For the three months ended June 30, 2023, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was lower than previous periods due to the gain on sale of mineral claims, offset by an impairment charge on the Del Carmen royalty.
  For the three months ended March 31, 2023, revenue increased with the start of payments from La Encantada, and a ramp up at El Realito. Net loss was lower than the previous periods primarily due to no impairment charges during the period.
  For the three months ended December 31, 2022, revenue remained roughly consistent with the prior period as the primary sources of revenue remained unchanged. Net loss was higher than previous periods due to the impairment charges on the Joaquin and COSE royalties.
  For the three months ended September 30, 2022, revenue remained roughly consistent with the prior period as the COSE royalty ended and the El Realito royalty started making payments. Net loss for the period was higher due to the impairment charge on the Joaquin royalty.
Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

RESULTS OF OPERATIONS

Three Months Ended June 30, 2024

The Company's net loss totaled $1.5 million for the three months ended June 30, 2024 ("Q2 2024"), compared with a net loss of $0.5 million for the three months ended June 30, 2023 ("Q2 2023").

Significant items impacting the change in net loss included the following:

  a decrease in general and administrative expenses from $1.2 million in Q2 2023 to $1.0 million in Q2 2024, primarily due to lower professional fees in the period;
  a decrease in royalty interest impairment from $1.3 million in Q2 2023 to $Nil in Q2 2024 as the Company did not record any impairments in the current period;
  an increase in mark-to-market gains on loan liabilities from $0.1 million in Q2 2023 to $0.3 million in Q2 2024, due to a larger decrease in value of the loan derivative in the current period;
  a decrease in loss on extinguishment of loan payable from $1.4 million in Q2 2023 to $Nil in Q2 2024 as the Company recorded a one-time charge of $1.4 million in Q2 2023 related to the modification of its Amended Loan Facility (as defined below);
  a decrease in gain on sales of mineral claims from $5.1 million in Q2 2023 to $Nil in Q2 2024 as the Company recorded a one-time gain of $5.1 million in Q2 2023 related to the sale of mineral claims; and
  a decrease in current income taxes from $1.0 million in Q2 2023 to less than $0.1 million in Q2 2024, primarily related to taxes due in Q2 2023 from the sale of the mineral claims.

Six Months Ended June 30, 2024

The Company's net loss totaled $3.2 million for the six months ended June 30, 2024 ("Q2 2024 YTD"), compared with a net loss of $1.8 million for the six months ended June 30, 2023 ("Q2 2023 YTD").

Significant items impacting the change in net loss included the following:

  a decrease in share-based payments from $1.5 million in Q2 2023 YTD to $1.2 million in Q2 2024 YTD, driven primarily by lower fair values for share-based payments granted in prior periods which are being expensed to the statement of income;
  a decrease in royalty interest impairment from $1.3 million in Q2 2023 YTD to $Nil in Q2 2024 YTD as the Company did not record any impairments in the current period;
  an increase in mark-to-market gains on loan liabilities from $0.1 million in Q2 2023 YTD to $0.4 million in Q2 2024 YTD, due to a larger decrease in value of the loan derivative in the current period;
  an increase in interest expense from $0.7 million in Q2 2023 YTD to $1.0 million in Q2 2024, primarily due higher loan balances in the current period;
  a decrease in loss on extinguishment of loan payable from $1.4 million in Q2 2023 YTD to $Nil in Q2 2024 YTD as the Company recorded a one-time charge of $1.4 million in Q2 2023 YTD related to the modification of its Amended Loan Facility (as defined below); and
  a decrease in gain on sales of mineral claims from $5.1 million in Q2 2023 YTD to $Nil in Q2 2024 YTD as the Company recorded a one-time gain of $5.1 million in Q2 2023 YTD related to the sale of mineral claims; and
  a decrease in current income taxes from $1.1 million in Q2 2023 YTD to $0.1 million in Q2 2024 YTD, primarily related to taxes due in Q2 2023 YTD from the sale of the mineral claims.
Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity and debt as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at June 30, 2024, was $9.1 million (December 31, 2023 - $14.1 million) and its adjusted working capital was $10.1 million (December 31, 2023 - $10.7 million) (see Non-IFRS Financial Measures). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it will have access to sufficient resources to undertake its current business plan for the next twelve months. In order to meet its capital requirements, the Company's primary sources of cash flows are expected to be from the Wharf, Aranzazu, El Realito, La Encantada, Tocantinzinho, Amalgamated Kirkland, NLGM royalties and streams, drawdowns under the Beedie Loan Facility, and public and/or private placements. The Company may also enter into new debt agreements, or sell non-core assets.

During the six months ended June 30, 2024, cash decreased by $5.0 million. The decrease was due to cash used in operating activities of $2.7 million, cash used in investing activities of $2.0 million, and cash used in financing activities of $0.2 million. Exchange rate changes had an impact on cash of $0.2 million.

Debt

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility with Beedie to fund acquisitions of new royalties and streams which has subsequently been amended from time to time. The loan facility bears interest on amounts advanced and a standby fee on funds available. Funds advanced are convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest).

In August 2022, the Company and Beedie closed a first supplemental loan agreement to extend the maturity date of the loan facility from April 22, 2023, to January 22, 2024. In consideration for the extension the Company incurred a fee of C$0.2 million (the "Loan Extension Fee") convertible into Common Shares at a conversion price of C$7.34 per share. Upon closing of the First Amendment, the Company recognized a gain of $0.3 million to reflect the change required in the amortized cost of the liability using the effective interest method over a longer period of time. Following the closing of the supplemental loan agreement the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share (the "Third Drawdown"), C$3.0 million outstanding with a conversion price of C$11.16 per share (the "Fourth Drawdown"), C$0.2 million outstanding with a conversion price of C$7.34 per share from the Loan Extension Fee, and had C$12.0 million available under the loan facility. All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume-Weighted Average Price ("VWAP") of the Company's shares on the earlier of the announcement of such advance and the funding date of such advance.

In May 2023, the Company and Beedie closed a second supplemental loan agreement to amend the loan facility by, among other things, extending the maturity date to May 10, 2027, increasing the loan facility by C$5.0 million from C$20.0 million to C$25.0 million, and increasing the interest rate from 8.0% to 10.0% per annum. The amendment was considered a substantial modification of the loan facility, and for accounting purposes, the existing debt instruments were extinguished, and the new debt instruments were recognized at fair value on the amendment date. The difference in value between the amount that was retired for the old debt instrument and the amount recorded for the new debt instrument, taking into account the modification in conversion price to induce conversion of part of the old debt instrument, was recorded as a loss on extinguishment of loan payable of $1.4 million. Transaction costs of $0.1 million incurred were included in the loss on extinguishment of loan payable.

Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The conversion feature, prepayment options, and availability of credit under the new loan facility (together the "Derivative Loan Liabilities") have all been determined to be non-cash embedded derivatives that are not closely related to the principal amounts due under the loan facility, and as such are bifurcated from the loan facility and the Derivative Loan Liabilities will be accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility will be included in the respective effective interest rate calculation for the debt portion and will be measured at amortized cost. Upon initial recognition on May 19, 2023, the Derivative Loan Liabilities were assigned a fair value of $0.4 million, and the debt portion of the liability was assigned a fair value at $2.7 million for a total face value of $3.1 million (C$4.2 million), with an implied effective interest rate of 14.6%.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible loan facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to:

i. increase the maximum aggregate principal amount of the A&R Loan Facility from C$25.0 million to C$50.0 million;

ii. amend the conversion price of the of the C$4.2 million outstanding balance to a conversion price of C$6.00 per share under the A&R Loan Facility;

iii. drawdown a further C$12.2 million with a conversion price of C$6.00 per share to refinance the principal amount due under the convertible loan agreement (the "Nova Loan Facility") held by Nova Royalty Corp. ("Nova") (the total C$16.4 million, comprised of the C$4.2 million outstanding balance plus the C$12.2 million additional drawdown being the "Principal Amount");

iv. drawdown C$2.0 million from the A&R Loan Facility to refinance the accrued and unpaid interest outstanding under the Nova Loan Facility at the close of the plan of arrangement to acquire all of the issued and outstanding shares of Nova (the "Nova Transaction") with a conversion price equal to the market price of the shares of Metalla at the time of conversion (the "Accrued Interest Amount");

v. drawdown C$0.8 million to refinance the accrued and unpaid fees outstanding under the Nova Loan Facility at the close of the Nova Transaction, with such amounts not being convertible into Common Shares (the "Accrued Fees Amount");

vi. establish an 18-month period during which the interest of 10.0% per annum compounded monthly will be added to Accrued Interest Amount having a conversion price equal to the market price of the shares of Metalla at the time of conversion, and on June 1, 2025, reverting to a cash interest payment of 10.0% on a monthly basis.;

vii. incur an amendment fee of C$0.1 million and any outstanding costs and expenses are to be paid by Metalla; and

viii. update the existing security arrangements to include security provided by Nova and certain other subsidiaries of Metalla and Nova for the A&R Loan Facility, along with updated security arrangements at Metalla to reflect developments in our business.

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees will be accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility are both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and are included in the total A&R Loan Facility balance.

On February 20, 2024, Beedie elected to convert C$1.5 million of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

As at June 30, 2024, under the A&R Loan Facility, the Company had C$16.4 million outstanding from the Principal Amount with a conversion price of C$6.00 per share, C$1.5 million outstanding from the Accrued Interest Amount with a conversion price equal to the market price of the Common Shares of Metalla at the time of conversion, C$0.8 million outstanding from the Accrued Fees Amount which is not convertible into Common Shares, and had C$30.9 million available under the A&R Loan Facility with the conversion price to be determined on the date of any future advances.

Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Other Loans

In connection with the Castle Mountain acquisition in October 2021, the Company entered into a $5.0 million loan agreement (the "Castle Mountain Loan") with the arm's length seller bearing interest at a rate of 4.0% per annum until fully repaid on June 1, 2023. On March 30, 2023, the Company signed an amendment with the arm's length seller of the Castle Mountain royalty to extend the maturity date of the Castle Mountain Loan from June 1, 2023, to April 1, 2024. As part of the amendment, on March 31, 2023, the Company paid all accrued interest on the loan, and effective April 1, 2023, the interest rate increased to 12.0% per annum, and the principal and accrued interest will be repaid no later than April 1, 2024. On July 7, 2023, the Company paid all accrued interest due at the time on the Castle Mountain Loan and made a principal repayment of $4.3 million and on April 1, 2024, the Company made a payment of $0.7 million to fully repay and settle all of the accrued interest and outstanding principal on the Castle Mountain Loan.

Cash Flows from Operating Activities

During the six months ended June 30, 2024, cash used in operating activities was $2.7 million and was primarily the result of payment of the current liabilities associated with the acquisition of Nova. The cash used in operating activities was impacted by a net loss of $3.2 million, partially offset by $3.1 million for items not affecting cash, payments received from derivative royalty assets related to the fourth quarter of 2023 of $0.8 million, income taxes paid of $0.2 million and a $3.2 million decrease in non-cash working capital items. During the six months ended June 30, 2023, cash provided by operating activities was $1.0 million and was primarily the result of a net loss of $1.8 million, partially offset by $1.6 million for items not affecting cash, payments received from derivative royalty assets of $1.2 million, and by a less than $0.1 million decrease in non-cash working capital items.

Cash Flows from Investing Activities

During the six months ended June 30, 2024, cash used in the Company's investing activities was $2.0 million and was primarily related to payments related to the acquisition of royalties and streams. During the six months ended June 30, 2023, cash provided by the Company's investing activities was $2.3 million and was primarily related to the sale of mineral claims of $5.0 million, partially offset by the acquisition of royalties and streams of $2.9 million.

Cash Flows from Financing Activities

During the six months ended June 30, 2024, cash used by the Company's financing activities was $0.2 million, which was comprised of interest and finance charges paid in the period. During the six months ended June 30, 2023, cash provided by the Company's financing activities was $4.0 million, which was primarily comprised of $4.4 million in net proceeds from the At-The-Market equity programs, $0.3 million from the exercise of stock options, partially offset by $0.7 million of finance charges and interest payments.

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  91,748,790 Common Shares issued and outstanding;
  4,520,797 stock options outstanding with a weighted average exercise price of C$6.88; and
  1,070,910 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company, however, the timing and amount of the payment of a dividend is determined by the Board of Directors by taking into account many factors, including (but not limited to), an increase and stabilization in operating cash flows, and the potential capital requirements related to acquisitions. Going forward, the Board of Directors of the Company will continually assess the Company's business requirements and projected cash flows to make a determination on whether to pay dividends in respect of a particular quarter during its financial year.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Use of Proceeds from Prior Financings

During each of the years ended December 31, 2023 and 2022, the Company raised $4.1 million in net proceeds through At-The-Market equity programs to finance the purchase of streams and royalties and for general working capital purposes. The Company also raised $11.1 million through a private placement completed on October 23, 2023, for the acquisition of royalties and streams, Nova Transaction expenses, and general and administrative expenses of the combined company following completion of the Nova Transaction. To date, there has been no variance to the use of proceeds previously announced for those financing activities.

Requirement for additional financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, and funds available under the A&R Loan Facility. If future circumstances dictate an increased cash requirement and the Company elects not to delay, limit, or eliminate some of its plans, the Company may raise additional funds through debt financing, the sale of non-core assets, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes Brett Heath, the Chief Executive Officer, and Saurabh Handa, the Chief Financial Officer) for services rendered and compensation for members of the Board of Directors (which includes Lawrence Roulston, Alexander Molyneux, James Beeby, Amanda Johnston, and previously included Douglas Silver (res. effective May 17, 2023), and E.B. Tucker (ret. effective December 5, 2023) in their capacity as directors of the Company.

The Company's key management compensation was as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Salaries and fees	$235	$264	$457	$532
Share-based payments	466	386	939	1,045
	$701	$650	$1,396	$1,577

As at June 30, 2024, the Company had less than $0.1 million due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities. As at June 30, 2024, the Company had $Nil due from directors and management.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

Contractual Commitments

As at June 30, 2024, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$541	$-	$-	$541
Loans payable principal and interest payments(1)	462	18,380	-	18,842
Payments related to acquisition of royalties and streams(2)(3)	150	2,500	-	2,650
Total commitments	$1,153	$20,880	$-	$22,033

(1) Payments required to be made on the A&R Loan Facility based on the closing balance as at June 30, 2024, and assuming no conversion until maturity date.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026.

(3) Payment required for the Copper World acquisition of $0.2 million, which was paid in July 2024.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that had not been met as of June 30, 2024.

As at June 30, 2024, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in Common Shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $2.0 million in cash and $2.0 million in Common Shares upon achievement of commercial production at the La Fortuna deposit in Chile;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and Common Shares upon achievement of various production milestones; and
  The Company is obligated to make additional potential payments in connection with its acquisition of its royalty on Vizcachitas of $4.5 million payable in Common Shares upon the first to occur of: (i) Los Andes Copper or its successors or assign makes a fully-financed construction decision on the Vizcachitas project; (ii) Los Andes Copper or its successor or assign enters into an earn-in transaction with respect to the Vizcachitas project or for Los Andes Copper itself, with a third party, for a minimum interest of 51%; or (iii) Los Andes Copper or its successor or assign sells the Vizcachitas project or  Los Andes Copper to an arms' length third party.
Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	June 30,	December 31,
	2024	2023
Financial assets
Amortized cost:
Cash	$9,060	$14,107
Royalty, derivative royalty, and stream receivables	1,098	2,482
Other receivables	200	329
Fair value through profit or loss:
Marketable securities	127	295
Total financial assets	$10,485	$17,213

Financial liabilities
Amortized cost:
Trade and other payables	$541	$5,394
Loans payable	12,372	13,725
Acquisition payable	2,279	2,928
Fair value through profit or loss:
Derivative loan liabilities	162	561
Total financial liabilities	$15,354	$22,608

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk, liquidity risk, and currency risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Cash, accounts receivables (royalty, derivative royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy.

Loans payable and acquisition payables are carried at amortized cost. The fair values of the Company's loans payable are approximated by their carrying values as the interest rates are comparable to market interest rates. The derivative loan liabilities are carried at fair value, and were valued using a Black-Scholes option pricing model and a swaption model with inputs that are not observable (See Note 6 of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2024). Therefore, the derivative loan liabilities were classified within Level 3 of the fair value hierarchy.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 4 and Note 6 of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2024. All current liabilities with the exception of the A&R Loan Facility are settled within one year, the A&R Loan Facility has been disclosed as a current liability upon the adoption of IAS 1, however any settlement of the liability within the next twelve months would be upon conversion into Common Shares and is not expected to be settled in cash.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at June 30, 2024, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of approximately $0.1 million.

Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, (e) Adjusted EBITDA, and (f) adjusted working capital. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, calculated by taking the revenue earned by the Company in the period from payable gold, silver, copper and other metal ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In prior periods the GEOs included an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs. The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO was:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cost of sales for NLGM(1)	$7	$7	$12	$12
Total cash cost of sales	7	7	12	12
Total attributable GEOs	401	856	1,025	1,783
Average cash cost per attributable GEO	$17	$8	$12	$7

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

The Company's average realized price per attributable GEO was:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Royalty revenue (excluding fixed royalty payments)	$873	$859	$2,111	$1,840
Payments from derivative assets(3)	-	742	-	1,411
Revenue from NLGM(1)	62	64	116	116
Sales from stream and royalty interests	935	1,665	2,227	3,367
Total attributable GEOs sold	401	856	1,025	1,783
Average realized price per attributable GEO	$2,332	$1,945	$2,173	$1,888

Operating cash margin per attributable GEO(2)	$2,315	$1,937	$2,161	$1,881

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) In prior periods the Higginsville PP royalty was accounted for as a derivative royalty asset, as such any payments received under this royalty were treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss. However, operationally the Company was paid for the ounces sold similar to the Company's other royalty interests, therefore the results were previously included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. The Higginsville participation royalty reached the full 34,000 gold ounces threshold in the fourth quarter of 2023 and is no longer payable to Metalla.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure which excludes from net income taxes, finance costs, depletion, impairment charges, foreign currency gains/losses, share based payments, and non-recurring items. Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's Adjusted EBITDA was:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Net loss	$(1,491)	$(487)	$(3,223)	$(1,843)
Adjusted for:
Royalty interest impairment	-	1,302	-	1,302
Gain on sales of mineral claims	-	(5,093)	-	(5,093)
Interest expense	475	342	979	657
Finance charges	85	45	170	78
Loss on extinguishment of loan payable	-	1,417	-	1,417
Income tax provision	14	1,044	24	1,243
Depletion	521	514	1,284	913
Foreign exchange loss (gain)	(79)	154	(180)	222
Share-based payments (1)	640	570	1,189	1,467
Adjusted EBITDA	$165	$(192)	$243	$363

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Adjusted working capital

Adjusted working capital is calculated by taking the Company's current assets less its current liabilities, excluding the convertible loan facility. The Company presents working capital, adjusted for the convertible loan facility, as the classification of the convertible loan facility as a current liability is driven by changes in classification requirements under IFRS and not because the Company expects that liability to be settled in cash within the next twelve months. The Company believes that the exclusion of the convertible loan facility from adjusted working capital gives a more accurate picture of the liquidity of the Company. Adjusted working capital is not a standardized financial measure under IFRS and therefore may not be comparable to similar measures presented by other companies.

The Company's adjusted working capital was:

	As at
	June 30,	December 31,
	2024	2023
Total current assets	$10,776	$17,652
Less:
Total current liabilities	(13,225)	(20,580)
Working capital	(2,449)	(2,928)
Adjusted for:
Convertible loan facility	12,534	13,588
Adjusted working capital	$10,085	$10,660

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's material accounting policies and estimates are disclosed in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2023.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at June 30, 2024. Based upon the results of that evaluation, the CEO and CFO have concluded that, as at June 30, 2024, the Company's disclosure controls and procedures were effective.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in ICFR

There has been no change in our internal control over financial reporting during the six months ended June 30, 2024, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties. For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 28, 2024, which is available on www.sedarplus.ca.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec. Mr. Beaudry is a Qualified Person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

TECHNICAL AND THIRD-PARTY INFORMATION

Metalla has limited, if any, access to the properties on which Metalla (or any of its subsidiaries) holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interests. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this MD&A, including any references to Mineral Resources or Mineral Reserves, was prepared in accordance with Canadian NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC") applicable to U.S. domestic issuers. Accordingly, the scientific and technical information contained or referenced in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

"Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding stream and royalty interests owned by the Company;
Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future availability of funds, including drawdowns pursuant to the A&R Loan Facility;
  the effective interest rate of drawdowns under the A&R Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the A&R Loan Facility;
  the amount that Metalla has to pay under the A&R Loan Facility and the applicable exchange rate;
  the completion by property owners of announced drilling programs, capital expenditures, and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  production and life of mine estimates or forecasts at the properties on which the Company and its subsidiaries hold a royalty or streaming interest;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the Company undertaking any offering of securities under its base shelf prospectus and corresponding registration statement;
  the increase of ore throughput rates at La Encantada to historical levels and the timing thereof;
  that production at El Realito will come from residual leaching of heap leach pads and will continue through year-end 2024;
  the expected 2024 production guidance at Wharf;
  the potential opportunity to extend mine life at Wharf;
  the two-phase drill-program at Wharf in 2024 and 2025 to test the two targets, Juno and North Foley;
  the expected 2024 production guidance at Aranzazu;
  the updated mine plan at Endeavor;
  the expected timing of first production at Endeavor;
  the increase of Mineral Reserves at Endeavor;
  the ramp up of refurbishment activities upon finalization of project financing at Endeavor;
  the achievement of commercial production and ramp up to nameplate capacity at and the timing thereof at Tocantinzinho;
  the expected shipments at La Guitarra;
  Sierra Madre’s plans to increase production at La Guitarra;
  the expected 2024 production guidance at the Côté Gold Project;
  the receipt of approval for the Environmental and Social Impact Assessment at Taca Taca and the anticipated timing thereof;
  the expected start of production at the AK deposit and the anticipated timing thereof;
  the processing of production from the Near Surface and the AK deposits and the anticipated timing thereof;
  the expected production at the Near Surface and the AK deposits and Agnico’s expectation for future mineral resource growth;
  the planned drilling program for 2024 for Wasamac and related expenditures;
  the assessment by Agnico of optimal mining rate and milling strategy for Wasamac;
  the start and the focus of the surface exploration program of geological mapping and channel sampling at Castle Mountain and the timing thereof;
  the receipt of a notice of intent in connection with the mine permitting amendment plan for Castle Mountain and the anticipated timing thereof;
  the beginning of the formal permitting process at Castle Mountain;
  the work on the preliminary draft Environmental Impact Statement for Castle Mountain throughout 2024 and 2025;
  the creation of a memorandum of understanding with the BLM, San Bernardino County and Castle Mountain;
  the expectation that Akasaba West will provide flexibility at the Goldex complex;
  the expected production at Akasaba West;
  the release of a technical study and mine plan for La Parrilla and the anticipated timing thereof;
  the restart of mining and processing at La Parrilla and the anticipated timing thereof;
Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)
  the expected mine life, production and cash costs for Fifteen Mile Stream;
  the start of development of Fifteen Mile Stream and anticipated timing thereof;
  the identification of areas for resource expansion and additional stand-along targets at Montclerg;
  the potential for a concurrent underground operation at Detour DNA;
  the amount and timing of the attributable GEOs expected by the Company in 2024;
  the availability of cash flows from the Wharf, Aranzazu, El Realito, NLGM, Tocantinzinho, Amalgamated Kirkland, and La Encantada royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold, silver and copper prices;
  other potential developments relating to, or achievements by, the counterparties for the Company’s stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future public and/or private placements of equity, debt or hybrids thereof; and
  the Company’s ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and assumptions and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities in the past;
  that some royalty and stream interests are subject to rights of other interest-holders;
  that Metalla's royalties and streams may have unknown defects;
Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)
  risks related to Metalla's two material assets, the Côté property and the Taca Taca property;
  risks related to general business and economic conditions;
  risks related to global financial conditions, geopolitical events and other uncertainties; risks related to epidemics, pandemics or other public health crises, and the potential impact thereof on Metalla's business, operations and financial condition;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  that project operators may not respect contractual obligations;
  that Metalla's royalties and streams may be unenforceable;
  risks related to conflicts of interest of Metalla's directors and officers;
  that Metalla may not be able to obtain adequate financing in the future;
  risks related to Metalla's current credit facility and financing agreements;
  litigation;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  changes in tax laws impacting Metalla;
  risks related to anti-bribery and anti-corruption laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that the exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies;
  risks related to the construction, development and expansion of mines or projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market;
  that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with the Beedie Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
  risks related to the enforcement of civil judgments against Metalla;
Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedarplus.ca and the SEC at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 30